SEC FILE NUMBER 001-00106
CUSIP NUMBER 50186A108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):          [   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K    [X] Form 10-Q   [   ] Form 10D
 [   ] Form N-SAR    [   ] Form N-CSR

For Period Ended:  March 31, 2010

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
The LGL Group, Inc.
Full Name of Registrant
Former Name if Applicable 2525 Shader Road
Address of Principal Executive Office (Street and Number) Orlando, FL 32804
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant was unable to file its Form 10-Q for the fiscal quarter ended March 31, 2010 (the “Report”) without unreasonable effort or expense due to the Registrant’s ongoing review of its accounting procedures following the recent discovery of a material weakness in the Registrant’s disclosure controls and procedures in connection with its preparation of financial statements and further discussion surrounding the Registrant’s capital position and its strategic options in management’s discussion and analysis for inclusion in the Report.  The Registrant anticipates that it will have made sufficient progress with respect to its review of its accounting procedures to file the Report with information that fairly presents, in all material respects, the financial condition and results of operations of the Registrant, within the applicable Rule 12b-25 extension period.  The Registrant undertakes to file the Report no later than the fifth calendar day following the prescribed due date of the Report, or if such date is a Saturday, Sunday or federal holiday, the first business day thereafter.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. LaDuane Clifton	407	298-2000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that      the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    Yes [X]   No [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     Yes [X]    No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the quarter ended March 31, 2010 were $10,701,000, an increase of 41.9% from the comparable period in 2009.  Revenue growth was primarily due to increased demand from existing customers for existing products in the Registrant’s Telecom, Military, Instrumentation, Space and Avionics market segments.  Net income for the first quarter of 2010 was $1,066,000 compared with a net loss of ($1,008,000) for the same period in 2009.  The improvement in quarterly net income is primarily attributable to the Registrant’s increase in revenue and a 12.9 percentage point increase in gross margin.  The increase in the gross margin percentage is primarily the result of fixed infrastructure costs being spread over a larger revenue base, and the Registrant’s implementation of its plan to effect permanent structural cost reductions in overhead, engineering, and administrative expenses.  Diluted earnings per share was $0.47 for the first quarter of 2010 compared to diluted loss per share of ($0.46) for the same period in 2009.

This information was previously disclosed in a press release filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2010.

The LGL Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2010	By	/s/ R. LaDuane Clifton
Name: R. LaDuane Clifton Title: Chief Accounting Officer